UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2005

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 1-11720

ADVO, Inc. 401(k) Savings Plan (Plan Number 004)

(Full title of the plan)

ADVO, Inc.

One Targeting Centre

Windsor, CT 06095

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive offices)

ADVO, Inc. 401(k) Savings Plan (Plan Number 004)

Annual Report

Index to Form 11-K

Year Ended December 31, 2005

All other schedules required by 29 CFR 2520.103-10 of the Department of

Labor’s Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

ADVO, Inc. 401(k) Savings Plan (Plan Number 004):

We have audited the accompanying statements of net assets available for benefits of the ADVO, Inc. 401(k) Savings Plan (Plan Number 004) (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (Held at End of Year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under The Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

\s\ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

June 23, 2006

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Statements of Net Assets Available for Benefits

	December 31, 2005	December 31, 2004
Assets:

Participant-directed investments at fair value:

Investments in ADVO, Inc. Master Trust	$6,568,951	$7,118,300
Participant loans	132,744	199,385

Total Plan interest in ADVO, Inc. Master Trust	6,701,695	7,317,685

Receivables:
Employee contributions	21,485	35,115
Employer contributions	4,805	7,379

Total receivables	26,290	42,494

Net assets available for benefits	$6,727,985	$7,360,179

The accompanying notes are an integral part of these financial statements.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to assets attributed to:

Investment Income:

Investments in ADVO, Inc. Master Trust	$361,167
Interest from participant loans	8,250

Total investment income from Plan interest in ADVO, Inc. Master Trust	369,417

Contributions:
Employee	1,097,156
Employer	471,377
Employee rollover	253,888

Total contributions	1,822,421

Transfer of assets from ADVO, Inc. 401(k) Savings Plan (Plan Number 001)	1,049,431

Total additions	3,241,269

Deductions to assets attributed to:

Benefit payments	953,800
Administrative expenses	101
Transfer of assets to ADVO, Inc. 401(k) Savings Plan (Plan Number 001)	2,919,562

Total deductions	3,873,463

Net decrease in assets available for benefits	632,194

Net assets available for benefits:
Beginning of the year	7,360,179

End of the year	$6,727,985

The accompanying notes are an integral part of these financial statements.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2005

1.	Description of the Plan

The following description of the ADVO, Inc. 401(k) Savings Plan (Plan Number 004) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering non-highly compensated sales associates (“participants”) of ADVO, Inc. (the “Company”). Participants are eligible to join the Plan on the first day of the month following the date of hire. Participants are eligible for the Company match on the first day of the month following six months of continuous employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s Trustee is Fidelity Management Trust Company (“Trustee”) and the Plan’s Recordkeeper is Fidelity Investments Institutional Operations Company.

Plan Transfer

Effective January 1, 2004, the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) was split into two separate plans identical in all respects except for employer match limitations and associate groups. An eligible associate of the newly established Plan, ADVO, Inc. 401(k) Plan (Plan Number 004), is any non-highly compensated sales associate of the Company and the maximum amount of pay that will be taken into account for employer matching contributions for the plan year is $50,000.

In the event that an associate ceases to be a Participant in this Plan and becomes eligible to participate in the ADVO, Inc. 401(k) Savings Plan (Plan Number 001), the Company shall cause such participant’s account to be transferred to the ADVO, Inc. 401(k) Savings Plan (Plan Number 001). In the event that an associate ceases to be a participant in the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) and becomes eligible to participate in this Plan, the Company shall cause such associate’s account under Plan Number 001 to be transferred into this Plan. The foregoing transfers shall be made as soon as administratively practicable following the date on which eligibility to participate in the subsequent plan begins.

Master Trust

On May 18, 2004, the Company entered into a Master Trust agreement with Fidelity Management Trust Company. Under this agreement, the Company combined the trust fund investments of the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) and the ADVO, Inc. 401(k) Savings Plan (Plan Number 004) into a Master Trust. The investments in the Master Trust are separately tracked at the Plan and participant level in the Trustee’s recordkeeping system.

Contributions

Each year, participants may contribute a percentage of their annual compensation on a pre-tax basis, as defined in the Plan. Effective January 1, 2005, the Plan was amended to increase the maximum allowable pre-tax contribution percentage from 16 percent to 25 percent of annual compensation, provided such amounts do not exceed certain limitations established by the Internal Revenue Code (IRC). Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant’s pay deferral contributions to the Plan, limited to $50,000 maximum annual compensation.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2005

All investment programs are fully participant directed. Participants direct the investment of their and the Company’s contributions into various investment options offered by the Plan. The Plan currently offers fifteen investment options: primarily mutual funds and a fund with Company common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the Plan’s earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, participants may elect to receive a lump-sum amount equal to the value of their account. Benefits are recorded when paid.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Expenses of the Plan

Fees and expenses relating to the operation and administration of the Plan are paid by the Company. Loan setup, loan maintenance and loan withdrawal fees are deducted from the accounts of the participants who make the loan or withdrawal. Administrative fees paid by the Plan totaled $101 for the year ended December 31, 2005.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The fair value of the Plan’s interest in the ADVO, Inc. Master Trust (the “Master Trust”) are based on the beginning value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair value of investments in mutual funds in the Master Trust are based on the quoted market prices which represent the net asset values of shares held in these funds at year-end.

The fair value of investments in the ADVO Stock Fund in the Master Trust is based on the net asset value (“NAV”) of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units by participants in these funds.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2005

Participant loans are stated at their outstanding principal balances which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

Reclassifications

Certain 2004 amounts have been reclassified to conform with the 2005 presentation.

3.	Investments

Custody of Plan investments and the reporting thereof is managed through an agreement with Fidelity Management Trust Company. Participants are allowed to direct their contributions for investments in a variety of investment funds.

Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified by the following “*”, below.

	December 31, 2005		December 31, 2004
Investments in ADVO, Inc. Master Trust	$6,568,951	*	$7,118,300	*
Participant loans	132,744		199,385

Total Plan interest in ADVO, Inc. Master Trust	$6,701,695		$7,317,685

Description of Investment Options

ADVO Stock Fund - The ADVO Stock Fund is an unregistered custom separate account maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plan’s proportionate units of participation.

Although the performance of the ADVO Stock Fund is based on the performance of the underlying Company common stock, the value of a fund unit is different from the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the fund maintains highly liquid money market instruments, which may contribute to differences in performance between the fund units and net asset value of the underlying common stock.

Mutual Funds - This investment option is comprised of fourteen different mutual funds managed by Fidelity Investments, PIMCO and Calamos Advisors LLC, respectively. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus. For the 2005 and 2004 Plan years, the following mutual funds were available for investment: Calamos

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2005

Growth Fund – Class A, Fidelity Balanced Fund, Fidelity Diversified International Fund, Fidelity Dividend Growth Fund, Fidelity Equity-Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom Income Fund, Fidelity Money Market Trust: Retirement Money Market Portfolio, Fidelity Small Cap Stock Fund, PIMCO Total Return Fund – Administrative Class and Spartan U.S. Equity Index Fund.

4.	Interest in ADVO, Inc. Master Trust

The Plan’s investments are in a Master Trust, which was established for the investment of assets of the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) and the ADVO, Inc. 401(k) Savings Plan (Plan Number 004). Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee). At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was approximately 5% and 6%, respectively. Investment income and administrative expenses relating to the Master Trust are tracked at the plan and participant level and are allocated accordingly.

The following represents the fair value of net assets in the ADVO, Inc. Master Trust:

Investments at fair value:	December 31, 2005	December 31, 2004
Mutual funds	$118,295,211	$105,070,685
ADVO Stock Fund	8,754,054	10,129,463
Participant Loans	3,933,395	3,719,200

Total net assets	$130,982,660	$118,919,348

Investment income in the Master Trust for the period ending December 31, 2005 is as follows:

Net appreciation in fair value of investments:
Mutual funds	$3,642,261
ADVO Stock Fund	(1,838,511)

Total net appreciation	1,803,750
Interest and dividends	4,058,355

Total investment income	$5,862,105

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2005

6.	Income Tax Status

The Plan has applied for, but as of December 31, 2005, has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation (see Note 10).

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

8.	Party-in-Interest Transactions

Certain Plan assets are invested in registered investment companies for which Fidelity Management and Research Company (“FMR Corp.”) provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., the recordkeeper of the Plan. Therefore, these transactions, as well as participant loans, qualify as party-in-interest transactions.

9.	Plan-to-Plan Transfers

During 2005, several participants in the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) ceased to be participants in the plan and became eligible to participate in Plan Number 004. In accordance with the Plan document, the participants’ accounts were transferred from Plan Number 001 to Plan Number 004. The total amount of assets transferred from Plan Number 001 to Plan Number 004 during 2005 was $1,049,431.

During 2005, several participants in Plan Number 004 ceased to be participants in the plan and became eligible to participate in the ADVO, Inc. 401(k) Savings Plan (Plan Number 001). In accordance with the Plan document, the participants’ accounts were transferred from Plan Number 004 to Plan Number 001. The total amount of assets transferred from Plan Number 004 to Plan Number 001 during 2005 was $2,919,562.

10.	Subsequent Event

The Plan received a determination letter from the Internal Revenue Service dated May 9, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

ADVO, Inc. 401(k) Savings Plan (Plan Number – 004)

Employer Identification Number 06-0885252,

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Participant loans with interest rates ranging from 5.25% to 7.75%; collateralized by participant account balances; with maturity dates ranging from 2006 to 2014.	**	$132,744

*	Denotes a party-in-interest.
**	Cost information may be omitted with respect to participant directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc. Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVO, Inc.
401(k) Savings Plan (Plan Number 004)

Date: June 29, 2006	By:	/s/ JOHN D. SPERIDAKOS
John D. Speridakos
Vice President and Controller